The information in this preliminary pricing supplement is not complete and may be changed.


Preliminary Pricing Supplement       SUBJECT TO COMPLETION      January 13, 2010

                   Pricing Supplement dated February [ ], 2010
          to the Product Prospectus Supplement dated January 12, 2010, the Prospectus dated January 11, 2010 and
                the Prospectus Supplement dated January 11, 2010

  [RBC LOGO]                 $
                             Royal Bank of Canada


                             Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy, due March 8, 2011



     Royal Bank of Canada is offering the Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy, due March 8, 2011 (the "notes"). The prospectus dated January 11, 2010, the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 12, 2010 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. You should read this pricing supplement carefully.

Issuer:                    Royal Bank of Canada ("Royal Bank")

Issue:                     Senior Global Medium-Term Notes, Series D

Underwriter:               RBC Capital Markets Corporation

Currency:                  U.S. Dollars

Minimum Investment:        $1,000

Pricing Date:              February 3, 2010

Issue Date:                February 8, 2010

CUSIP:                     78008HVH0

Valuation Date:            March 3, 2011, subject to extension for market and
                           other disruptions, as described in the product prospectus supplement.

Interest Payable:          None

Initial Investment:        The Initial Investment will equal the product of (a)
                           $1,000 and (b) the Participation Rate, or $981.00

Participation Rate:        98.10%

Payment at Maturity (if    At maturity, for each $1,000 principal amount of your
held to maturity):         notes, you will receive a cash payment equal to the
                           Final Value of the Portfolio. This amount will not be less than zero.

Adjustment Amount:         On the pricing date, at each time that the Portfolio
                           is reallocated on a Portfolio Calculation Day and on the Valuation Date or the Early Valuation Date, as applicable, the calculation agent will calculate an Adjustment Amount that will reduce the value of the Portfolio. See the section "The Value of the Portfolio--Adjustment Amounts" in the product prospectus supplement for additional information regarding how the Adjustment Amount will be calculated and its impact on the value of the Portfolio.

Adjustment Rate:           0.15%

Composition of the         The hypothetical Portfolio to which the notes are
Portfolio:                 linked consists of a combination of (a) cash and/or
                           (b) a long position or a short position in the S&P
                           500(R) Total Return Index. The Portfolio will be reallocated on a monthly basis as of each Portfolio
                           Calculation Day, based upon the Recommended Equity
                           Allocation ("REA") Percentage produced by the Strategy each month as described in the product prospectus supplement. See the sections "The
                           EquityCompass Equity Risk Management Strategy" and
                           "The Value of the Portfolio" in the product prospectus supplement for additional information regarding the Strategy and the composition of the Portfolio.

Automatic Call:            If, on any trading day before the Valuation Date, the
                           calculation agent determines that the value of the Portfolio is less than or equal to 50% of the Initial
                           Investment (the "Call Trigger Date"), then we will automatically redeem the notes on the Call Date. To determine the amount payable on the notes on the Call
                           Date, the value of the Portfolio will be calculated on the Early Valuation Date.

                           Call Date:               The fourth business day
                                                    following the Call Trigger
                                                    Date, subject to extension
                                                    for market and other
                                                    disruptions, as described in
                                                    the product prospectus
                                                    supplement.

                           Early Valuation Date:    The first trading day
                                                    following the Call Trigger
                                                    Date, subject to extension
                                                    for market and other
                                                    disruptions, as described in
                                                    the product prospectus
                                                    supplement.

Maturity Date:             March 8, 2011, subject to extension for market and
                           other disruptions, as described in the product prospectus supplement.

Term:                      Thirteen (13) months

Calculation Agent:         RBC Capital Markets Corporation

Principal at Risk:         The notes are NOT principal protected. You may lose
                           all or a substantial portion of your principal amount at maturity if the Final Value of the Portfolio is less than $1,000.

U.S. Tax Treatment:        By purchasing a note, each holder agrees (in the
                           absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.

                           Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences," which applies to the notes.

Secondary Market:          RBC Capital Markets Corporation (or one of its
                           affiliates), though not obligated to do so, plans to maintain a Secondary Market in the notes after the Issue Date. The amount that you may receive upon sale of your notes prior to maturity may be less than your initial investment in the notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and              DTC global (including through its indirect
Settlement:                participants Euroclear and Clearstream, Luxembourg as
                           described under "Description of Debt
                           Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 11, 2010).

Terms Incorporated in      All of the terms appearing above the item captioned
the Master Note:           "Secondary Market" on page p-3 of this pricing
                           supplement and the terms appearing under the caption
                           "General Terms of the Notes" in the product prospectus supplement dated January 12, 2010, as modified by this pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated January 11, 2010 and "Additional Risk Factors Specific to the Notes" beginning on page PS-3 of the product prospectus supplement dated January 12, 2010.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality.

                                                                              Per Note          Total
                                                                              --------          -----
   Price to public......................................................          %         $
   Underwriting discounts and commission................................          %         $
   Proceeds to Royal Bank...............................................          %         $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is 99.00%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

If the notes priced on the date of this preliminary pricing supplement, the underwriters would receive a commission of approximately $14.00 per $1,000 in principal amount of the notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $14.00 per $1,000 in principal amount of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced on the date of this preliminary pricing supplement, the price of the notes would also include a profit of $5.00 per $1,000 in principal amount of the notes earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by the underwriters, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada exceed $19.00 per $1,000 in principal amount of the notes.

The underwriters may use this pricing supplement in the initial sale of the notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless an underwriter informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         RBC Capital Markets Corporation

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 12 , 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated January 11, 2010 and "Additional Risk Factors Specific to the Notes" in the product prospectus supplement dated January 12 , 2010, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/
m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/
f17102424b3.htm

Product Prospectus Supplement dated January 12, 2010:
http://sec.gov/Archives/edgar/data/1000275/000121465910000110/c112103424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              HYPOTHETICAL RETURNS

     The examples set out below are included for illustration purposes only. The hypothetical values of the Portfolio are not estimates or forecasts of the Final Value or the value of the Portfolio on any trading day prior to the Valuation Date. Each example assumes that a holder has purchased notes with an aggregate principal amount of $1,000, the Participation Rate of 98.10%, an Initial Investment of $981.00 and that no market disruption event has occurred.

Example 1 -- The hypothetical Final Value of the Portfolio on the Valuation Date is $762.85.

In this example, the value of the Portfolio decreased by 22.24% from the Initial Investment and the Payment at Maturity equals $762.85. The investor's return would be -23.72%.


Example 2 -- The hypothetical Final Value of the Portfolio on the Valuation Date is $1,209.08.

In this example, the value of the Portfolio increased by 23.25% from the Initial Investment and the Payment at Maturity equals $1,209.08. The investor's return would be 20.91%.


Example 3 -- The hypothetical value of the Portfolio on a trading day prior to the Valuation Date is $484.52, resulting in an Automatic Call:

The hypothetical Final Value of the Portfolio on the Early Valuation Date, which is one trading day after the Call Trigger Date, is $474.38.

In this example, the value of the Portfolio decreased by 51.64% and the payment on the Call Date equals $474.38. The investor's return would be -52.56%.

          ADDITIONAL INFORMATION REGARDING THE PORTFOLIO AND THE INDEX

     Please refer to the description of the EquityCompass Equity Risk Management Strategy and the Portfolio beginning on page PS-18 of the product prospectus supplement for a full description of the Strategy and the Portfolio. Please refer to the description of the S&P 500 Total Return Index beginning on page PS-30 of the product prospectus supplement for a full description of the Index.

Historical Information

     The table below sets forth the following information with respect to the Index and the Portfolio, for each calendar month from January 2007 to December 2009:

o the REA Percentage that was in effect with respect to the Strategy for the applicable month;

o the level of the Index as of the last trading day of the applicable month, based on data provided by Bloomberg;

o the percentage increase or decrease in the level of the Index from the beginning of the applicable month until the last trading day of the applicable month, based on data provided by Bloomberg;

o the value of the Portfolio (based on a hypothetical value of $1,000 as of December 29, 2006), based on data provided by the Sponsor; and

o the percentage increase or decrease in the value of the Portfolio from the beginning until the end of the applicable month, based on data provided by the Sponsor.

     In addition to the information set forth in the table below, the term of the notes is expected to be 13 months. A hypothetical investment in the Strategy from November 28, 2008 to December 31, 2009 (a term corresponding to the approximate term of the notes would have generated a return of approximately 10.50%. In contrast, the return of the Index during that period was 27.80%.

     The historical levels and returns of the Index and the Portfolio should not be taken as an indication of their future performance, and no assurance can be given as to the Final Value or the value of the Portfolio on any trading day prior to the Valuation Date. We cannot give you assurance that the performance of the Index or the Portfolio will result in any return on your investment in the notes, or that you will not lose any portion of your investment.

     In particular, we note that the amounts above and below relating to the Portfolio and the Strategy do not reflect the accrual of any interest on the cash portion of the Portfolio, or the impact of the Participation Rate and the Adjustment Amounts, as would apply to an investment in the notes. The amounts shown are intended solely to provide an indication of movements in the Portfolio during the indicated periods, and should not be construed to be indicative of the future performance of the notes, or the amount that you will receive at maturity.


                                                                       EquityCompass Equity Risk
                                            The Index                     Management Portfolio
                                            ---------                     --------------------
                                       Level                     Value Indexed
           Date           REA %        Index        % Change        to 1,000           % Change
           ----           -----        -----        --------        --------           --------
        12/29/2006         100%      2,186.13                       1,000.00
         1/31/2007         100%      2,219.19         1.51%         1,015.12             1.51%
         2/28/2007         100%      2,175.79        -1.96%           995.27            -1.96%
         3/30/2007         100%      2,200.12         1.12%         1,006.40             1.12%
         4/30/2007         100%      2,297.58         4.43%         1,050.98             4.43%
         5/31/2007         100%      2,377.75         3.49%         1,087.65             3.49%
         6/29/2007         100%      2,338.25        -1.66%         1,069.58            -1.66%
         7/31/2007         100%      2,265.75        -3.10%         1,036.42            -3.10%
         8/31/2007         100%      2,299.75         1.50%         1,051.96             1.50%
         9/28/2007         100%      2,385.72         3.74%         1,091.30             3.74%
        10/31/2007         100%      2,423.67         1.59%         1,108.66             1.59%
        11/30/2007         100%      2,322.34        -4.18%         1,062.31            -4.18%
        12/31/2007          50%      2,306.23        -0.69%         1,054.94            -0.69%
         1/31/2008          10%      2,167.90        -6.00%         1,054.94             0.00%
         2/29/2008          10%      2,097.48        -3.25%         1,083.66             2.72%
         3/31/2008          10%      2,088.42        -0.43%         1,081.72            -0.18%
         4/30/2008          50%      2,190.13         4.87%         1,033.81            -4.43%
         5/30/2008          10%      2,218.50         1.30%         1,033.81             0.00%
         6/30/2008          60%      2,031.47        -8.43%         1,116.02             7.95%
         7/31/2008          60%      2,014.39        -0.84%         1,110.40            -0.50%
         8/29/2008          10%      2,043.53         1.45%         1,120.03             0.87%
         9/30/2008          10%      1,861.44        -8.91%         1,192.56             6.48%
        10/31/2008          50%      1,548.81       -16.79%         1,336.21            12.05%
        11/28/2008          50%      1,437.68        -7.18%         1,336.21             0.00%
        12/31/2008          50%      1,452.98         1.06%         1,336.21             0.00%
         1/30/2009          10%      1,330.51        -8.43%         1,336.21             0.00%
         2/27/2009          10%      1,188.84       -10.65%         1,466.21             9.73%
         3/31/2009          50%      1,292.98         8.76%         1,335.37            -8.92%
         4/30/2009          10%      1,416.73         9.57%         1,335.37             0.00%
         5/29/2009          10%      1,495.97         5.59%         1,265.80            -5.21%
         6/30/2009          10%      1,498.94          0.2%         1,258.32            -0.59%
         7/31/2009          60%     1,612.312         7.56%         1,315.43             4.54%
         8/31/2009          60%      1,670.52         3.61%         1,343.92             2.17%
         9/30/2009         100%      1,732.86          3.7%         1,394.07             3.73%
        10/30/2009         100%      1,700.67        -1.86%         1,368.18            -1.86%
        11/30/2009         100%      1,802.68         6.00%         1,450.24             6.00%
        12/31/2009          95%      1,837.50         1.93%         1,476.85             1.83%

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We expect that delivery of the notes will be made against payment for the notes on or about February 8, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated January 11, 2010.

               No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                        $

                                   [RBC LOGO]



                              Royal Bank of Canada

   Direct Investment Notes Linked to the EquityCompass Equity Risk Management
                           Strategy, due March 8, 2011

                               February [ ], 2010